IIOT-OXYS, INC.

705 Cambridge St.

Cambridge, MA 02141

July 28, 2022

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	IIOT-OXYS, Inc.
Registration Statement on Form S-1 Filed July 27, 2022
File No. 333-266351

Ladies and Gentlemen:

Reference is made to that Registration Statement on Form S-1 (File No. 333-266351) filed by IIOT-OXYS, Inc. (the “Company”) with the Securities and Exchange Commission on July 27, 2022 (the “Registration Statement”). Pursuant to Rule 473(a) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment language, prescribed by Rule 473(a) of the Act, is hereby incorporated into the cover page of the Registration Statement:

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The Company requests that the Staff contact Brian Higley of Business Legal Advisors, LLC by telephone at (801) 634-1984 with any questions or comments.

Sincerely,

IIOT-OXYS, INC.

/s/ Clifford L. Emmons
Clifford L. Emmons
Chief Executive Officer

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